

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2017

<u>Via E-mail</u>
Graham P. Shuttleworth
Finance Director and Chief Financial Officer
Randgold Resources Ltd.
3rd Floor Unity Chambers, 28 Halkett Street
St. Helier, Jersey JE2 4WJ, Channel Islands

> **Re: Randgold Resources Ltd.**
> **Form 20-F for Year Ended December 31, 2016**
> **Filed March 28, 2017**
> **File No. 000-49888**

Dear Mr. Shuttleworth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining